UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SILGAN HOLDINGS INC.

(Name Of Subject Company (Issuer))

SILGAN HOLDINGS INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

827048 10 9

(CUSIP Number of Class of Securities)

Frank W. Hogan, III, Esq.

Senior Vice President, General Counsel and Secretary

Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

(203) 975-7110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert J. Rawn

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$12,477.50

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,477.50
Form or Registration No.:	Schedule TO
Filing Party:	Silgan Holdings Inc.
Date Filed:	October 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2010, as amended by Amendment No. 1 to Schedule TO filed with the SEC on October 20, 2010, as amended by Amendment No. 2 to Schedule TO filed with the SEC on November 9, 2010 (as amended, the “Schedule TO”) by Silgan Holdings Inc., a Delaware corporation (“Silgan” or the “Company”). The Schedule TO relates to the tender offer by Silgan to purchase shares of its common stock, $0.01 par value per share, for an aggregate purchase price of up to $175 million at a price not greater than $35.25 nor less than $31.25 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2010 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 11.	Additional Information

On November 15, 2010, Silgan issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York time, on Monday, November 8, 2010. The full text of this press release, attached as Exhibit (a)(5)(D) hereto, is incorporated herein by reference.

Item 12.	Exhibits

The Exhibit Index of the Schedule TO is hereby amended to add the following exhibit to the Exhibit Index:

Exhibit (a)(5)(D)—Press Release dated November 15, 2010 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated November 15, 2010).

A restatement of the Exhibit Index, giving effect to the above addition, is included in this Amendment No. 3 following the signature page hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silgan Holdings Inc.

Dated: November 15, 2010	By:	/s/ Robert B. Lewis
	Name:	Robert B. Lewis
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase dated October 8, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Instructions for Tender through Conditional Exercise of Options.

(a)(5)(A)*	Form of Summary Advertisement.

(a)(5)(B)	Press Release dated October 20, 2010 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated October 20, 2010).

(a)(5)(C)	Press Release dated November 9, 2010 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated November 9, 2010).

(a)(5)(D)	Press Release dated November 15, 2010 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated November 15, 2010).

(b)(1)	Credit Agreement, dated as of July 7, 2010, among Silgan Holdings Inc., Silgan Containers LLC, Silgan Plastics LLC, Silgan Containers Manufacturing Corporation, Silgan Can Company, Silgan Plastics Canada Inc., each other revolving borrower party thereto from time to time, each other incremental term loan borrower party thereto from time to time, various lenders party thereto from time to time, Deutsche Bank AG New York Branch, as Administrative Agent, Deutsche Bank Securities Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Book Managers, Banc of America Securities LLC, as Syndication Agent, The Royal Bank of Scotland plc, Wells Fargo Bank, N.A. and BNP Paribas, as Co-Documentation Agents, and various lenders (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K, dated July 13, 2010).

(d)(1)	Silgan Holdings Inc. Fourth Amended and Restated 1989 Stock Option Plan (incorporated by reference to Exhibit 10.21 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1996).

(d)(2)	Silgan Holdings Inc. 2002 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.23 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(3)	Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(4)	Amendment to the Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.26 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(5)	Second Amendment to the Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated May 29, 2009).

(d)(6)	Stock Purchase Agreement, dated October 7, 2010, by and among Silgan Holdings Inc., R. Philip Silver and D. Greg Horrigan (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K, dated October 7, 2010).

(d)(7)	Indenture, dated as of November 14, 2003, between Silgan Holdings Inc. and National City Bank, N.A., as trustee, with respect to the 6 3/4% Senior Subordinated Notes due 2013 (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-4, dated January 13, 2004, Registration Statement No. 333-111893).

(d)(8)	Indenture dated as of May 12, 2009 between Silgan Holdings Inc. and U.S. Bank National Association, as trustee, with respect to the 7 1/4% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K, dated May 13, 2009).

(d)(9)	Amended and Restated Stockholders Agreement, dated as of November 6, 2001, among R. Philip Silver, D. Greg Horrigan and Silgan Holdings Inc. (incorporated by reference to Exhibit 10.1 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Silgan Holdings Inc.’s Tender Offer Statement on Schedule TO filed on October 8, 2010.

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